OMB APPROVAL
OMB Number:  3235-0145
Expires:  December 31, 1997
Estimated average burden
hours per response. . . . 14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. ___)*

Onyx Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

683399 10 9
(CUSIP Number)

Gregory L. Johnson
Vice President and General Counsel
Warner-Lambert Company
201 Tabor Road
Morris Plains, New Jersey 07950
Phone No:  (201) 540-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 9, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  683399 10 9          Page 2 of 4 Pages

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WARNER-LAMBERT COMPANY
22-1598912

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
(b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
464,796

8    SHARED VOTING POWER
- -0-

9    SOLE DISPOSITIVE POWER
464,796

10   SHARED DISPOSITIVE POWER
- -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
464,796

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14   TYPE OF REPORTING PERSON*
CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.
                                                      Page 3 of 4

   SCHEDULE 13D RELATING TO THE ACQUISITION BY WARNER-LAMBERT
       COMPANY OF SECURITIES OF ONYX PHARMACEUTICALS, INC.


Item 1.   Security and Issuer

     This statement relates to the Common Stock, par value $0.001 (the "Securities"), of Onyx Pharmaceuticals, Inc., incorporated in California in 1992 and reincorporated in Delaware in 1996 (the "Issuer"). The address of the Issuer's principal executive offices is 3031 Research Drive, Richmond, California 94806.

Item 2.   Identity and Background

     (a) - (c) The name of the person filing this statement is Warner-Lambert Company (the "Purchaser"). The Purchaser is a Delaware corporation. The Purchaser is a major worldwide provider of health care and consumer products. The address of the Purchaser's principal business and principal office is 201 Tabor Road, Morris Plains, NJ 07950.

     (d) See 1995 Form 10-K Item 3. Legal Proceedings for discussion of Warner-Lambert's consent decree with the FDA.

     (e) During the last five years, the Purchaser has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

     (f)  N/A

Item 3.   Source and Amount of Funds or Other Consideration.

     The source of funds used in purchasing the Securities is working capital of the Purchaser. The amount of such funds is $6,999,993.67.

Item 4.   Purpose of Transaction

     During May 1995, the Purchaser and the Issuer entered into a Collaboration Agreement (the "Agreement"). Pursuant to the Agreement, Purchaser made a $3.0 million equity investment in the Issuer in May 1995 and made a $4.0 million equity investment in the Issuer in May 1996. The purpose of the acquisition of Securities is for the Purchaser to obtain an initial equity position in the Issuer. The Purchaser will from time to time assess its investment in the Issuer and may (i) seek to acquire additional shares of the Issuer's securities in privately negotiated transactions or through purchases on the open market or (ii) dispose of some or all of its Securities.



                                                      Page 4 of 4

     (a) Pursuant to the Agreement, the Purchaser has agreed to make an additional equity investment in the Issuer of $3.33 million in May 1997 for the purchase of 192,941 shares of Common Stock of the Issuer for a price of $17.28 per share. Such purchase is conditional upon the continuing existence of the Agreement.

     (b) - (j)  N/A

Item 5.   Interest in Securities of the Issuer.

     (a) The Purchaser has purchased 464,796 shares of the Securities, representing approximately 5.1% of such Securities outstanding.

     (b) The Purchaser has sole power to vote and direct the disposition of Securities referred to in Item 5(a).

     (c) - (e)  N/A

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     N/A

Item 7.   Material to be Filed as Exhibits.

     N/A

     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date                               Signature



                                   Name/Title